------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 11-K

                                  ANNUAL REPORT


                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One)

{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 31, 2000

                                    OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________ to 5313 __________.

Commission file number 333-21011

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
         FIRSTENERGY CORP. 401(k) RETIREMENT SAVINGS PLAN
         FOR IBEW REPRESENTED EMPLOYEES AT THE BEAVER VALLEY
         NUCLEAR POWER PLANT

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         FIRSTENERGY CORP.
                         76 SOUTH MAIN STREET
                         AKRON, OH  44308

We consent to the incorporation by reference in the Company's previously filed Registration Statement (File No. 333-21011) of our report dated May 30, 2002, on the audits of the FirstEnergy Corp.

FirstEnergy Corp. 401(k)
Retirement Savings Plan
for IBEW Represented
Employees at the Beaver
Valley Nuclear Power Plant

Report on Audits of Financial Statements and Supplemental Schedules
December 31, 2001 and 2000



F/First Energy/2001/IBEW401fs

FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Index
December 31, 2001 and 2000
-------------------------------------------------------------------------------

                                                                          Page

Report of Independent Accountants .......................................    1

Statements of Net Assets Available for Plan Benefits
    at December 31, 2001 and 2000 .......................................    2

Statements of Changes in Net Assets Available for Plan Benefits
    for the years ended December 31, 2001 and 2000 ......................    3

Notes to Financial Statements ...........................................   4-9

Supplemental Schedules:

    Schedule of Assets (Held at End of Year)
       at December 31, 2001 .............................................   10

Schedule of Reportable Transactions
       for the year ended December 31, 2001 .............................   11




All other supplemental schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

                        Report of Independent Accountants


To the Participants and Administrator of FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW Represented Employees at the Beaver Valley Nuclear Power Plant (the "Plan") at December 31, 2001 and 2000 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






May 30, 2002

FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Statements of Net Assets Available For Plan Benefits
December 31, 2001 and 2000
--------------------------------------------------------------------------------




           Assets                                2001              2000

Cash and cash equivalents ...............    $  1,639,614      $  1,617,058
Investments .............................      17,139,616        16,744,458
Interest and dividends receivable .......          25,853            32,791
Other receivables .......................         113,285             8,891
Employer contributions receivable .......           7,038             6,649
Employee contributions receivable .......          77,543            69,066
                                             ------------      ------------

   Total assets .........................      19,002,949        18,478,913

        Liabilities

Pending purchase transactions ...........               -             8,364
Other liabilities .......................               -            90,712
                                            -------------     -------------
   Total liabilities ....................               -            99,076
                                            -------------     -------------
Net assets available for plan benefits ..   $  19,002,949     $  18,379,837
                                            =============     =============







The accompanying notes are an integral part of these financial statements.




FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2001 and 2000
--------------------------------------------------------------------------------------------




                                                               2001                 2000
Additions:
  Contributions:

    Employee .............................................  $ 2,155,481          $ 1,982,368
    Employer .............................................      102,874              149,054
                                                            -----------          -----------
       Total contributions ...............................    2,258,355            2,131,422

  Dividends and interest .................................      506,835              458,987

  Assets transferred in ..................................            -           16,812,054
                                                            -----------          -----------
         Total additions .................................    2,765,190           19,402,463

Deductions:
  Net depreciation in fair value of investments ..........   (1,699,090)            (880,274)
  Distributions to Participants ..........................     (420,977)            (142,352)
  Assets transferred out .................................      (22,011)                   -
                                                            -----------          -----------

         Total deductions ................................   (2,142,078)          (1,022,626)

         Increase in net assets ..........................      623,112           18,379,837

Net assets available for plan benefits, beginning of year.   18,379,837                    -
                                                            -----------          -----------

Net assets available for plan benefits, end of year ......  $19,002,949          $18,379,837
                                                            ===========          ===========




The accompanying notes are an integral part of these financial statements.


FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

1.   Description of the Plan

     Beaver Valley Nuclear Power Plant, (the "Company") is a wholly-owned subsidiary of FirstEnergy Corp. ("FirstEnergy" or "FE"), a multi-utility delivery and services company. The Company is an electric utility engaged in the transmission, distribution and sale of electric energy. On December 3, 1999, the Duquesne Light Company ("DQE") completed a power station asset exchange with FirstEnergy Corp. as the first phase of its plan to divest its generation assets.

     The following is a brief description of the FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW Represented Employees at the Beaver Valley Nuclear Power Plant (the "Plan"). The Plan was established for employees at the Beaver Valley Nuclear Power Plant who were previously participants in the 401(k) Retirement Savings Plan for IBEW Represented Employees of Duquesne Light Company. During 2000, net assets with a value of $16,812,054 were transferred to the Plan from the 401(k) Retirement Savings Plan for IBEW Represented Employees of Duquesne Light Company.

     Participants should refer to the Plan document, "401(k) Retirement Savings Plan for IBEW Represented Employees at the Beaver Valley Nuclear Power Plant" effective as of January 1, 2000 for more complete information.

     General
     The Plan is a defined contribution savings plan established by FirstEnergy and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. During 2001, the following funds (the "Funds") were available for investment of contributions to the Plan:

     Money Market Fund
     This fund invests in equity securities and is designed to closely track the risk and investment returns of the S&P 500 Composite Index.

     FirstEnergy Corp. Common Stock Fund
     This fund invests in the common stock of FirstEnergy Corp.

     Diversified Bond Fund
     This fund invests in government and corporate bond issues and is designed to closely track the risk and investment returns of the Lehman Brothers Government and Corporate Bond Index.

     Large U.S. Stock Fund
     This fund invests in common stocks and is designed to closely track the risk and investment returns of the S&P 500 Composite Index.

     Mid-Size U.S. Stock Fund
     This fund invests in equity securities and is designed to closely track the risk and investment returns of the Wilshire 4500 Stock Index.

     Small U.S. Stock Fund
     This fund invests in equity securities and is designed to closely track the risk and investment returns of the Russell 2000 Stock Index.

FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------


     International Stock Fund
     This fund invests in equity securities and is designed to closely track the risk and investment returns of the Morgan Stanley Europe, Australia and the Far East (EAFE) Stock Index.

     DQE Common Stock Fund
     This fund invested in common stock of DQE. The DQE Stock Fund no longer accepts employee contributions for investment.

     The Savings Plan Committee (the "Plan Administrator") is the plan administrator and the named fiduciary for the Plan. The Plan Administrator has all the powers necessary to carry out the provisions of the Plan and to satisfy the requirements of any applicable law. The Investment Committee establishes, among other things, the Participants' investment options and the Company's matching contribution. Northern Trust Company (the "Trustee") is custodian of the Plan's assets and invests all participant contributions to the Plan as directed. ADP Retirement Services (the "Recordkeeper") serves as recordkeeper of the Plan. The Recordkeeper's duties are to establish participant accounts, record contributions, communicate with the Trustee as to the values of the Funds and to determine the value and increase or decrease in each participant account.

     Participation
     Participation in the Plan is voluntary. An eligible employee is any person regularly employed by the Company and represented by a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers (IBEW) and not excluded under the terms of the collective bargaining agreement. An eligible employee may become a participant in the Plan, herein referred to as employee or Participant, by completing an enrollment form whereby the employee agrees to accept a specified reduction in salary/wage for each pay period in consideration for the Company's contribution of such amount to the Plan. These contributions are excluded from the Participant's taxable income for federal income tax purposes until received as a withdrawal or a distribution from the Plan. A Participant may increase or decrease the amount of the contribution on a monthly basis. Eligible employees who were previously participants in the 401(k) Retirement Savings Plan for IBEW Represented Employees of Duquesne Light Company became Participants in the Plan on January 1, 2000.

     A Participant's contribution to the Plan may not exceed 18.5% of the qualified compensation net of pretax compensation reductions paid to the Participant by the Company for the calendar year as of the date of the contribution. Total contributions in any calendar year are limited to the applicable limit under the Internal Revenue Code Section 402(g), $10,500 for calendar years 2001 and 2000. The Plan also provides that certain limitations may be imposed on Participant's contributions in order to comply with statutory requirements.

     Investment Elections
     Participants may direct their contributions be invested in one or more of the Funds. Allocations must be in increments of 10% of each contribution. Participants may change such allocation monthly and may transfer all or a portion of the value of their individual account balance, in increments of 10%, among the Funds as often as once each calendar quarter.

FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     Valuation
     All of a Participant's contributions are credited to his or her account. The value of each of the Funds is determined by the Trustee on each valuation date, the last business day of any month or such other period as is established by the Plan Administrator, and is transmitted by the Trustee to the Recordkeeper. The Recordkeeper then determines the value and adjusts each participant account balance to reflect the proportionate interest in each of the Funds as adjusted for activity since the preceding valuation date. A Participant's interest in the DQE Common Stock Fund and FirstEnergy Corp. Common Stock Fund is calculated in units which are equivalent to shares. The fair values per unit of DQE and FirstEnergy common stock were as follows for the respective quarters ended during 2001 and 2000:
                                2001                          2000
                     ------------------------     -------------------------
                      FirstEnergy       DQE        FirstEnergy        DQE

     March 31           $27.92        $29.15         $20.19         $45.50
     June 30            $32.16        $22.50         $23.38         $39.50
     September 30       $35.95        $19.24         $26.95         $40.14
     December 31        $34.98        $18.93         $31.56         $32.75

     Investment securities are exposed to various risks such as interest rate, market and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect plan investments.

     Matching Contributions
     The Plan has a matching contribution feature, which provides that the Company will contribute $.25 for every $1.00 of contributions by a Participant up to a maximum of 4% of eligible salary. The matching contributions are made in the form of FirstEnergy common stock. Voting rights are extended to Participants with investments in FirstEnergy Corp. common stock.

     The Company or its affiliate will match up to an additional $.25 on every $1.00 of eligible contributions by a Participant as an annual performance matching contribution if the Company achieves certain performance objectives established by the FirstEnergy Nuclear Operating Company.

     Vesting and Distributions
     Participants are fully vested immediately in their contributions. Upon completion of five years of service or earlier termination due to disability, death, or the attainment of age 62 while an employee, the matching contribution shall be fully vested. Amounts contributed by Participants may be withdrawn by, or distributed to, a Participant only
     (1) upon termination of employment or (2) upon attaining the age of 59-1/2. Upon proof, to the satisfaction of the Plan Administrator, of an immediate and heavy financial need, amounts contributed may be withdrawn for a hardship purpose. Certain income tax penalties may apply to withdrawals or distributions prior to age 59-1/2.

     Administration Expenses
     The Company pays all expenses associated with administering the Plan, including the trustee's fees and brokerage commissions on purchases and transfers between the Funds.

FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

     Forfeitures
     When certain terminations of participation in the Plan occur, the nonvested portion of the Participant's account, as defined by the Plan, represents a potential forfeiture. If upon reemployment, the former participant fulfills certain requirements, as defined by the Plan, these potential forfeitures, including earnings, will be transferred to the Participant's matching contribution. If the former participant does not fulfill certain requirements, as defined by the Plan, these forfeitures reduce subsequent Company matching contributions to the Plan.


2.   Summary of Significant Accounting Policies

     The financial statements have been prepared on the accrual basis of accounting.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results may differ from these estimates.

     The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net depreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on these investments. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.


3.   Termination of the Plan

     The Company terminated the FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW Represented Employees at the Beaver Valley Nuclear Power Plant on March 31, 2002 and the assets were transferred to the FirstEnergy Corp. Savings Plan. Such event did not adversely affect the Participants' rights to their account balances.

4.   Investments

     Investments in the Money Market Fund are based on historical cost, which approximates fair value. Investments in the Large U.S. Stock Fund, Mid-Size U.S. Stock Fund, Small U.S. Stock Fund and International Stock Fund are reported at fair value based on the quoted asset value of shares of the fund. Investments in the FirstEnergy Corp. Common Stock Fund and DQE Common Stock Fund are stated at fair value based upon the closing sales price of the common stock reported on recognized securities exchanges on the last business day of the year. Investments in the Diversified Bond Fund are reported at fair value based on the quoted asset value of the bond issues of the fund.

     The following represents the investments that exceeded 5% of net assets available for plan benefits at December 31, 2001 and 2000, respectively:

FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                          December 31,
                                                --------------------------------
                                                   2001               2000
                                                --------------------------------

     Money Market Fund ......................   $ 1,639,614        $ 1,617,058

     FirstEnergy Corp. Common Stock Fund ....     3,509,153          2,700,675

     Large U.S. Stock Fund ..................     9,418,724          9,689,539

     Mid-Size U.S. Stock Fund ...............       962,514            577,950

     Small U.S. Stock Fund ..................     1,016,500            862,209

     DQE Common Stock Fund ..................       955,189          1,825,616


       The net depreciation of the Plan's investments for 2001 and 2000, respectively, was as follows:


                                                          December 31,
                                                --------------------------------
                                                   2001               2000
                                                --------------------------------

     Equities ................................  $(1,413,042)       $ (856,494)
     DQE common stock ........................     (759,269)         (840,391)
     Government and corporate bonds ..........       12,699            32,689
     FirstEnergy Corp. common stock ..........      460,522           783,922
                                                -----------        ----------
                                                $(1,699,090)       $ (880,274)
                                                ===========        ==========


5.     Non-Participant Directed Investments

       Net assets available for plan benefits and changes in net assets available for plan benefits relating to non-participant directed investments at December 31, 2001 and 2000 and for the years then ended were as follows, respectively:

FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Notes to Financial Statements
December 31, 2001 and 2000
--------------------------------------------------------------------------------

                                                              December 31,
                                                      -------------------------
                                                          2001          2000
                                                      -------------------------

Assets:
 FE common stock ...................................  $ 2,580,194   $ 2,063,608
                                                      -----------   -----------

   Net assets available for plan benefits ..........  $ 2,580,194   $ 2,063,608
                                                      ===========   ===========

Changes in net assets available for plan benefits:
 Employer contributions ............................  $   102,874   $   149,054
 Assets transferred in .............................            -     1,240,020
 Dividends and interest ............................      101,164        86,133
 Net appreciation in fair value of investments .....      326,266       625,541
 Intra-fund transfers, net .........................       (4,115)            -
 Distributions to Participants .....................       (8,209)      (37,140)
 Conversions, net ..................................       (1,394)            -
                                                      -----------   -----------
                                                      $   516,586   $ 2,063,608
                                                      ===========   ===========


6.   Tax Considerations

     The Company has not yet applied for a determination letter from the Internal Revenue Service. The Company believes that the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the "IRC") and that the Plan qualifies under section 401(a) of the IRC. Therefore, no provision for income taxes is included in the Plan's financial statements at December 31, 2001 and 2000.


7.   Reconciliation to Form 5500

     At December 31, 2001 and 2000, respectively, the Plan has received applications for withdrawals in the amount of $122,356 and $80,263 which were not paid at year end. As required by authoritative accounting literature, no payable has been recorded in the Statements of Net Assets Available for Plan Benefits at December 31, 2001 and 2000. These pending withdrawals have been included as a liability in the Form 5500.



FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Schedule of Assets (Held at End of Year)
December 31, 2001
------------------------------------------------------------------------------------------------------------------------


                                                                                                               Fair
              Identity of Issue                              Description                     Cost              Value

 Money Market Fund                              Northern Trust Multiple Short-Term         $ 1,639,614        $ 1,639,614
                                                 Fixed Income Fund


 FirstEnergy Corp. Common Stock Fund  *         FirstEnergy Corp. Common Stock               2,342,656          3,509,153


 Diversified Bond Fund                          NTGI COLTV Govt/Corp Index                     788,437            847,089


 Large U.S. Stock Fund                          NTGI COLTV S&P 500                           6,482,954          9,418,724


 Mid-Size U.S. Stock Fund                       NTGI COLTV Small Cap Equity                    981,039            962,514


 Small U.S. Stock Fund                          NTGI COLTV Minicap Equity                      948,986          1,016,500


 International Stock Fund                       NTGI COLTV Monthly Intercap                    410,659            430,447


 DQE Common Stock Fund  *                       DQE Common Stock                             1,312,408            955,189
                                                                                           -----------        -----------

                                                                                           $14,906,753        $18,779,230

                                                                                           ===========        ===========

    *  Party-in-interest



FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW
Represented Employees at the Beaver Valley Nuclear Power Plant

Schedule of Reportable Transactions
December 31, 2001
-----------------------------------------------------------------------------------------------------------------------


                                Number of         Total           Number                          Total
        Description              Purchase        Value of        of Sale         Selling         Cost of
         of Assets             Transactions      Purchase      Transactions       Price        Assets Sold        Gain
Series of Transactions:


  Money Market Fund                136          $ 6,527,899         124         $6,505,425     $ 6,505,425        $ -










Exhibit A



                  Consent of Independent Accountants



We consent to the incorporation by reference in the Company's previously filed Registration Statement (File No. 333-21011) of our report dated May 30, 2002, on the audits of the FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW Represented Employees at the Beaver Valley Nuclear Power Plant as of December 31, 2001 which report is included in this Annual Report on Form 11-K of FirstEnergy Corp.


                               /s/ PricewaterhouseCoopers LLP

Cleveland,Ohio
June 21, 2002

                               SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. 401(k) Retirement Savings Plan for IBEW Represented Employees at the Beaver Valley Nuclear Power Plant, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              FIRSTENERGY CORP.401(k) RETIREMENT
                              SAVINGS PLAN FOR IBEW REPRESENTED
                              EMPLOYEES AT THE BEAVER VALLEY
                              NUCLEAR POWER PLANT


June 21, 2002
-------------
Date

                              By: /s/ Richard J. LaFleur
                                  ----------------------
                                  Richard J. LaFleur
                                  Chairman
                                  Savings Plan Committee

                                      June 21, 2002





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


  Re:  FirstEnergy Corp. 401(k) RetirementSavings Plan for IBEW
       Represented Employees at the Beaver Valley Nuclear Power
       Plant


Gentlemen:

     We transmit herewith for electronic filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1934, as amended, an annual report on Form 11-K of the FirstEnergy Corp.401(k) Retirement Savings Plan for IBEW Represented Employees at the Beaver Valley Nuclear Power Plant.

     Please address any comments regarding the above to the undersigned at 76 S. Main Street, Akron, OH 44308 (330) 384-5504.

                                  Very truly yours,

                                  FirstEnergy Corp.

                                  By: /s/ N. C. Ashcom
                                      ----------------
                                      N. C. Ashcom
                                      Corporate Secretary